Exhibit 99.90

ELEMENTAL ALTUS ANNOUNCES SHARE CONSOLIDATION AHEAD OF PLANNED US LISTING

September 11, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) is pleased to announce that it is implementing a share consolidation of the issued and outstanding common shares of the Company (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every ten (10) pre- consolidation Common Shares of the Company (the “Consolidation”). The Consolidation is being completed in order to align Elemental Altus’ share price with the minimum requirements for a US listing, consistent with the Company’s US listing plans ahead of the previously announced merger with EMX Royalty Corporation.

The Consolidation was approved by the Company’s shareholders at the special meeting of shareholders held on July 29, 2025, with 99.48% of the votes cast in favour of the Consolidation.

The Consolidation is expected to become effective on or about September 16, 2025, subject to final approval from the TSX Venture Exchange (“TSX-V”). Following the Consolidation, the new CUSIP number assigned to the Company’s common shares will be 28619K208 and the new ISIN number will be CA28619K2083.

The Consolidation does not affect the rights of the Company’s shareholders.

No fractional Common Shares will be issued in connection with the Consolidation; in the event that a shareholder would otherwise have been entitled to receive a fractional Common Share upon Consolidation, such fractional Common Share will be rounded down to the nearest whole number Common Share for no consideration.

Registered shareholders holding physical share certificates will receive a letter of transmittal from Computershare Investor Services Inc., the Company’s transfer agent. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates representing pre-Consolidation Common Shares for new certificates representing post- Consolidation Common Shares. Until surrendered, each physical share certificate will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as result of the Consolidation.

Shareholders who hold their Common Shares in brokerage accounts are not required to take action in connection with the Consolidation. The Company encourages shareholders to contact their broker with any questions regarding the proposed Consolidation.

Frederick Bell

CEO

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSX-V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, “forward-looking statements”), concerning the business, operations and financial performance and condition of the Company. Forward-looking information in this press release may include, without limitation, statements relating to the completion of the Consolidation and the timing thereof, as well as the completion of a US listing. Generally, forward- looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” “believes,” “projects” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.” Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, the impact of general business and economic conditions, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, impacts of the COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward-looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company’s Annual Information Form dated August 18, 2025, filed under the Company’s profile on SEDAR+ (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

  Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

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